UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1.	Names of Reporting Persons AF V Energy I AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,302,272 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,302,272 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,302,272 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,408,305 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,408,305 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,408,305 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on March 8, 2017 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”).  Terms defined in the Original Schedule 13D are used herein as so defined.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

The aggregate purchase price paid by the Purchasers with respect to the Convertible Notes purchased from the Issuer pursuant to the Second Securities Purchase Agreement (as defined below) was $75,000,000.00. The purchase of the Convertible Notes and the shares of Common Stock was financed with cash on hand from contributions of partners of the Purchasers.

Item 4.     Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Second Securities Purchase Agreement

On March 3, 2017, the Purchasers acquired $125.0 million in aggregate principal amount of the Issuer’s Convertible Notes pursuant to the Securities Purchase Agreement.  On March 20, 2017 the Purchasers and the Issuer entered into a second securities purchase agreement (the “Second Securities Purchase Agreement”), pursuant to which on March 21, 2017, the Purchasers acquired an additional $75.0 million aggregate principal amount of the Issuer’s Convertible Notes (the “Additional Convertible Notes”).  If on or before July 3, 2017, the Issuer obtains the Requisite Stockholder Approval, then (i) $37.5 million principal amount of the Additional Convertible Notes (together with the originally issued $125.0 million principal amount of Convertible Notes) will become convertible at any time at the option of the holder into shares (the “Conversion Shares”) of Common Stock, or cash or a combination of cash and Conversion Shares in accordance with the terms of the Indenture and (ii) the remaining $37.5 million principal amount of the Additional Notes will be required to be repurchased by the Issuer pursuant to a conditional mandatory repurchase obligation of the Issuer (the “Mandatory Repurchase”) under the Second Securities Purchase Agreement, in exchange for the issuance of (a) 25,456,521 newly issued shares of Common Stock  (the “Repurchase Shares”), and (b) 2,000 shares of the Issuer’s Special Voting Preferred Stock, par value $0.01 per share (the “Special Voting Shares”). Under the Mandatory Repurchase, one Repurchase Share would be issued for each approximately $1.47 of outstanding principal of the repurchased Additional Convertible Notes, which was based on the 10-day volume weighted average trading price of the Common Stock for the period ended March 17, 2017. In the event the Requisite Stockholder Approval is not obtained, no Additional Convertible Notes will be repurchased pursuant to the Mandatory Repurchase.

The principal terms of the Additional Convertible Notes are governed by the Indenture, as supplemented by a First Supplemental Indenture dated March 21, 2017 (the “First Supplemental Indenture”). Under the Indenture, as supplemented, the Additional Convertible Notes have substantially identical terms and are subject to substantially the same covenants and events of default as the originally issued $125.0 million principal amount of Convertible Notes.

As disclosed in the Issuer’s Current Report on Form 8-K filed on March 22, 2017, the Issuer filed a Certificate of Designation of Special Voting Preferred Stock of the Issuer (the “Certificate of Designation”) with the Secretary of State of the State of Delaware on March 22, 2017 with respect to the creation of a new series of 2,000 shares of the Issuer’s authorized but unissued Special Voting Shares. The issuance of the Special Voting Shares is conditioned upon the Issuer obtaining the Requisite Stockholder Approval and will be issued to the Purchasers in connection with the Mandatory Repurchase in accordance with the Second Securities Purchase Agreement.  The Special Voting Shares may be redeemed in whole any time after the Initial Holders (as defined in the Certificate of Designation) Beneficially Own (as defined in the Certificate of Designation) less than 5% of the Common Stock subject to the terms of the Certificate of Designation. There is no mandatory redemption of the Special Voting Shares.  Holders of the Special Voting Shares are not entitled to receive any dividends declared and paid by the Issuer.  Holders of the Special Voting Shares will have no voting rights other than the right to elect two (2) members of the Issuer’s board of directors for so long as the Initial Holders, any Subsequent Holders (as defined in the Certificate of Designation) and their respective affiliates Beneficially Own at least 15% of the outstanding Common Stock in the aggregate and the right to elect one (1) member of the Board for so long as the Initial Holders, Subsequent Holders and their affiliates Beneficially Own at least 5% but less than 15% of the outstanding Common Stock in the aggregate. The Certificate of Designation contains certain restrictions on transfer of the Special Voting Shares.

Also on March 20, 2017, the AF V Energy Holdings, L.P. entered into Amendment No. 1 to the Term Loan (the “Term Loan Amendment”). The Term Loan Amendment permits the issuance of the Additional Convertible Notes in accordance with Second Securities Purchase Agreement.

Amendment No. 1 to Registration Rights Agreement

On March 21, 2017, the  Purchasers and the Issuer entered into Amendment No. 1 (the “Amendment”) to the Registration Rights Agreement dated March 3, 2017, pursuant to which the Registration Rights Agreement was amended to include the Conversion Shares issuable upon conversion of the Additional Convertible Notes and the shares of Common Stock issuable in the Mandatory Repurchase as securities that are required to be registered for resale under the Securities Act.

The description of the Indenture, the Supplemental Indenture, the Second Securities Purchase Agreement, the Amendment and the Certificate of Designation is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, and Exhibit 9 hereto, respectively, and are incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 6

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8–K of the Issuer filed on March 22, 2017).

Exhibit 9

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8–K of the Issuer filed on March 22, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2017

AF V ENERGY I AIV B1, L.P.

By:	ACOF INVESTMENT MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on February 7, 2017).

Exhibit 2

Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8–K of the Issuer filed on February 7, 2017).

Exhibit 4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on February 7, 2017).

Exhibit 5

Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8–K of the Issuer filed on February 7, 2017).

Exhibit 6

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8–K of the Issuer filed on March 22, 2017).

Exhibit 9

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8–K of the Issuer filed on March 22, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.*

* Previously filed.